Prospectus

                                1,491,746 Shares


                        GENEREX BIOTECHNOLOGY CORPORATION

                                  Common Stock

     Generex is a development stage company and has not received any revenues from operations to date. This prospectus relates to 1,491,746 shares of Generex common stock being offered for resale by certain of our shareholders for their own accounts. We will not receive any proceeds from the sale of these shares:

     Of the total of 1,491,746 shares that may be sold pursuant to this Prospectus, 841,182 shares are presently outstanding, and 650,464 shares are reserved for issuance upon the exercise of outstanding warrants at prices ranging from $4.25 to $7.50 per share. The shareholders and warrantholders who may resell shares under this prospectus are listed on page 12.

     Our common stock is listed on the Nasdaq National Market under the symbol "GNBT." The high, low and last sale prices of our common stock on May 25, 2000, as reported by Nasdaq, were $5-5/8, $5-3/8 and $5-7/16, respectively.

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. See "Risk Factors" beginning on page 4 of this Prospectus.

                       ----------------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                       ----------------------------------

                  The date of this Prospectus is May 26, 2000.

                                TABLE OF CONTENTS


         PROSPECTUS SUMMARY...........................................  3
         NOTE ABOUT FORWARD LOOKING STATEMENTS........................  4
         RISK FACTORS.................................................  5
         AVAILABILITY OF ADDITIONAL INFORMATION.......................  9
         DILUTION..................................................... 10
         USE OF PROCEEDS.............................................. 10
         SELLING SHAREHOLDERS......................................... 11
         PLAN OF DISTRIBUTION......................................... 12
         LEGAL MATTERS................................................ 12
         EXPERTS...................................................... 12


     Our common stock is being offered by this prospectus only in jurisdictions where offers and sales are permitted by applicable law.

     In making a decision whether or not to buy any shares offered by this prospectus you should rely only on the information contained in the prospectus. We have not authorized anyone to provide you with information different from the information in the prospectus. The information in the prospectus is accurate only as of the date of the prospectus, regardless of the time the prospectus is delivered or any shares are sold.

     In this prospectus, unless the context indicates otherwise, the terms "Generex", "we", "us" and "our" refer to Generex Biotechnology Corporation.

     For investors outside the United States: Neither we nor, to our knowledge, any other person has done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

                               PROSPECTUS SUMMARY
General

     Generex is a Delaware corporation engaged in the research and development of drug delivery systems and technology. Our executive offices are located at 33 Harbour Square, Suite 202, Toronto, Canada M5J 2G2, and our telephone number at that address is 416/364-2551.

     We are a development stage company. To date, we have devoted a substantial majority of our efforts and resources in developing a technology to orally administer "large molecule" drugs, including proteins, hormones, peptides, vaccines and other pharmaceutical products. Large molecule drugs, such as synthetic insulin, are now administered almost exclusively by injection because their molecular size makes it difficult or impossible for the body to absorb them if they are administered by other means.

     The initial application of our large molecule drug delivery technology is an oral insulin formulation for use in the treatment of diabetes. The formulation is sprayed into the mouth using a hand-held aerosol applicator. Absorption occurs through the mucous membranes in the mouth and upper gastro-intestinal tract.

     We presently are conducting clinical trials of our oral insulin formulation in the United States, Canada and Europe. There are numerous risks and uncertainties that we must overcome before we will be able to market this or any other product, including the risk that we may not obtain the necessary regulatory clearances. We have not received regulatory approval to market the product in any country, and do not expect to receive regulatory approval to market the product in any country until the first quarter of 2001 at the earliest.

     We believe that the technology upon which our oral insulin formulation is based can be used successfully with other large molecule drugs. We have engaged in pre-clinical research and development work on two other applications, but we have not devoted significant resources to this effort.

The Offering

     This prospectus relates to the resale of up to 1,491,746 shares of our common stock by (i) certain shareholders who purchased shares from us in private placements and (ii) holders of warrants that we issued in those placements ("Placement Warrants") who may purchase shares by exercising the Placement Warrants. Of the total of 1,491,746 shares offered, 841,182 are outstanding shares and 650,564 are shares reserved for issuance upon the exercise of the Placement Warrants.

     We will refer to the Generex shareholders who are selling shares covered by this prospectus, including shares reserved for issuance upon the exercise of the Placement Warrants (the "Placement Warrant Shares"), as the "Selling Shareholders". The Selling Shareholders are listed on page 12 of this prospectus.

     Common stock outstanding before the offering..............15,854,804 shares

     Common stock to be outstanding after the offering.........16,505,368 shares

     The number of shares of common stock stated to be outstanding after the offering in the above table is based on shares outstanding before the offering plus the Placement Warrant Shares, i.e., the number assumes that all Placement Warrants are exercised. The holders of the Placement Warrants are not committed to exercise these Warrants, however, and we may not sell any Placement Warrant Shares. In addition, holders of Placement Warrants may use a "cashless" form of exercise in which the difference between the exercise price of the Warrant and the market price for our publicly traded shares is applied to the purchase price of Placement Warrant Shares. If the "cashless exercise" method is used, fewer Placement Warrant Shares will be issued than if the Placement Warrants were exercised for cash. A more detailed explanation of the "cashless exercise" feature of the Placement Warrants is set forth under the caption "Use of Proceeds".

     Neither the shares indicated as outstanding before the offering or to be outstanding after the offering includes any outstanding options or warrants to purchase our common stock other than the Placement Warrants, nor do such figures take into account the issuance of any shares after the date of this prospectus other than the Placement Warrant Shares.

                      NOTE ABOUT FORWARD-LOOKING STATEMENTS

     We have made statements under the captions "Risk Factors" and "Use of Proceeds" in this prospectus that are forward-looking statements. Similar statements are made in documents that we have incorporated by reference into this prospectus. You can identify these statements by forward-looking words such as "may", "will", "expect", "anticipate", "believe," "estimate," and similar terminology. Forward-looking statements address, among other things:

     o implementing our clinical programs and other aspects of our business plans;

     o    financing goals and plans; and

     o our expectations of when regulatory approvals will be received or other actions will be taken by parties other than us.

     We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to accurately predict and/or which we do not fully control that will cause actual results to differ materially from those expressed or implied by our forward-looking statements. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Our forward looking statements are made as of the date of this prospectus, and we assume no duty to update them or to explain why actual results may differ.

                                  RISK FACTORS

     You should carefully consider the following risks and other information in this prospectus before deciding to purchase our common stock. The market price of our common stock could decline due to any of these risks, and you could lose all or part of your investment. This statement of risks is not intended to be exhaustive, i.e., these are not the only risks relating to our common stock, this offering or our business.

We Have Not Yet Sold Any Products Or Received Regulatory Approval To Sell Our Products.

     We are a development stage company. We have engaged primarily in research and development activities since our inception, and have not received any revenues from operations. We have no products approved for commercial sale by drug regulatory authorities and only one product, our oral insulin formulation, for which we have begun the regulatory approval process.

We May Not Achieve Commercial Success Even If Our Products Are Approved for
Sale.

     Even if we obtain the required regulatory approvals to market our oral insulin product, there are many factors which may prevent us from ever successfully selling the product in commercial quantities. Some of these factors are beyond our control, such as:

     o acceptance of the formulation by health care professionals and diabetic patients; and

     o the availability, effectiveness and relative cost of alternative diabetes treatments which may be developed by competitors.

We Have No Arrangements To Obtain Insulin In Commercial Quantities.

     We need a supply of synthetic insulin to produce our oral insulin formulation. There are a limited number of suppliers of synthetic insulin, with two companies controlling a substantial majority of the world's supply. At the present time, we have no agreement or other understanding with any company to supply insulin to us in commercial quantities.

We Cannot Succeed Unless We Obtain Additional Capital.

     We have incurred substantial losses from operations from our inception, and expect to continue to incur substantial losses for at least another 12 to 18 months. During this 12 to 18 month period, we do not expect to obtain significant revenues from operations but will need substantial funds, primarily for the following purposes:

     o to conduct clinical trials of our oral insulin product and otherwise pursue regulatory approvals for this product;

     o to begin to develop new products based on our oral delivery technology, and to conduct the clinical tests necessary to develop and refine new products; and

     o    to establish and expand our manufacturing capabilities.

     To finance our operations to date, we have relied almost entirely on private offerings of common stock at prices below the current market price of our common stock. The terms on which we obtain additional financing may dilute the investment of existing shareholders, or otherwise adversely affect their position. It is also possible that we will be unable to obtain the additional funding we need as and when we need it. If we were unable to obtain additional funding as and when needed, we could be forced to delay the progress of our development efforts. These delays would delay our ability to bring a product to market and obtain revenues, and could result in competitors developing products ahead of us and/or in our being forced to relinquish rights to technologies, products or potential products. Because of the uncertainties in our ability to satisfy our future financing needs, our auditors' report on our financial statements for the years ended July 31, 1999 and 1998 contains an explanatory paragraph regarding our ability to continue as a going concern.

We Will Depend Upon Others For Marketing And Distributing Our Products.

     We currently lack marketing and sales experience and personnel, distribution channels and other infrastructure needed to successfully market and distribute a product. Accordingly, we intend to rely on collaborative arrangements with one or more other companies which possess strong marketing and distribution resources to perform these functions. We do not, however, have any agreements with other companies for marketing or distributing our products. We may be forced to enter into contracts for the marketing and distribution of our products which substantially limit the potential benefits to us from commercializing these products. In addition, we will not have the same control over marketing and distribution that we would have if we conducted these functions ourselves.

We Have No Experience In Manufacturing and Insufficient Capacity to Produce Product In Large Quantities.

     To date, we have produced our oral insulin formulation only under laboratory conditions on a small scale. We have established a pilot manufacturing facility that we believe is capable of producing the product at levels necessary to supply our needs for late stage human clinical trials of the product and for initial commercial sales outside the United States. However, we have not yet actually produced product at those levels. In any event, we will need to significantly increase our manufacturing capability to manufacture our product in commercial quantities. We have no experience in resolving the staffing, manufacturing, regulatory and quality control problems that are likely to come up in developing and running a large scale manufacturing operation. Our failure to solve problems of this nature could delay or prevent our ability to bring the product to market and inhibit sales after the product comes to market.

We Are Dependent On Our Executive Management And Other Personnel.

     Our business could be materially harmed if one or more members of our limited scientific and management staff were unable or unwilling to continue their association with us. We do not have fixed term agreements with any of our key management or scientific staff, other than Dr. Pankaj Modi. The fact that we have a fixed term contract with Dr. Modi, however, does not guarantee his continued availability.

     We depend upon non-employee consultants to assist us in formulating research and development strategy, in preparing regulatory submissions, in developing protocols for clinical trials, and in designing, equipping and staffing our manufacturing facilities. These consultants and advisors usually have the right to terminate their relationship with us on short notice. Loss of some of these key advisors could interrupt or delay our business plan.

     We will continue to need qualified scientific personnel and personnel with experience in clinical testing, government regulation and manufacturing. We may have difficulty in obtaining qualified scientific and technical personnel as there is strong competition for these people from other pharmaceutical and biotechnology companies as well as universities and research institutions.

Our Reliance On Patents And Other Proprietary Technologies Exposes Us To Significant Risks.

     Our long-term success will substantially depend upon protecting our technology from infringement, misappropriation, discovery and duplication. The first patent applicable to our large molecule delivery technology was issued in the US on January 25, 2000. We also have sixteen patent applications pending in the US and foreign jurisdictions, and one Canadian patent and one Canadian patent application for which there is no US counterpart, which cover our drug delivery technologies. We also own an indirect interest in three drug delivery patents held by another company which is fifty (50%) percent owned by us.

     We cannot be sure that any of our pending patent applications will be granted, or that any patents which we own or obtain in the future will fully protect our position. Our patent rights, and the patent rights of biotechnology and pharmaceutical companies in general, are highly uncertain and include complex legal and factual issues. We believe that our existing technology and the patents which we hold or have applied for do not infringe any one else's patent rights, and that they will provide meaningful protection against others duplicating our proprietary technologies. We cannot be sure of this, however, because of the complexity of the legal and scientific issues that could rise in litigation over these issues. Furthermore, patent applications are maintained in secrecy in the United States until the patents are approved, and in most foreign countries for a period of time following the date from which priority is claimed. Thus, we cannot be sure that any technology that we currently are developing is not covered already by a third party's pending patent applications.

     We also rely on trade secrets and other unpatented proprietary information. We seek to protect this information, in part, by confidentiality agreements with our employees, consultants, advisors and collaborators. These agreements may be breached, however, in which case the remedies available to us may not adequately compensate us for our loss. Furthermore, trade secrets protection does not protect us against a competitor's independent development of the same technology.

Our Ability To Respond To Business Opportunities And Introduce New Products Is Subject To Extensive Government Regulation Of Our Business.

     Our research and development activities, and the eventual manufacture and marketing of our products, are subject to extensive regulation by the Food and Drug Administration in the United States and comparable regulatory authorities in other countries. Among other things, extensive regulation puts a burden on our ability to bring products to market. These regulations apply to all competitors in our industry. However, many of our competitors have extensive experience in dealing with FDA and other regulators while we do not. Also, other companies in our industry do not depend completely on products which still need to be approved by government regulators, as we now do. If we do not obtain regulatory approvals for our products, or fail to comply with government regulations in the future, our business will be substantially harmed.

We May Not Be Able to Compete with Diabetes Treatments Marketed By Other Companies.

     Our oral insulin product will compete with existing and new therapies for treating diabetes, including administration of insulin by injection. We are aware of a number of companies currently seeking to develop alternative means of delivering of insulin, as well as new drugs intended to replace insulin therapy at least in part. Most of our potential competitors are established firms that have substantially greater financial resources than we do. In addition, several competitors that are not themselves major companies have arrangements with major pharmaceutical companies for financial, technical and marketing assistance. Thus, even if our product is technically competitive with other products we may be unable to compete successfully due to our limited resources.

Enforcement of a Recent Arbitration Award May Result In Dilution To
Stockholders.

     Sands Brothers and Co. Ltd., a New York City based investment banking and brokerage firm, initiated an arbitration against us in 1998 claiming that it had the right to receive warrants to purchase, for nominal consideration, shares of our common stock pursuant to a letter agreement dated October 9, 1997. We defended the claim on the basis that the letter agreement was not a binding contract. In October 1999 we were informed that the arbitration panel that heard this case had awarded Sands Brothers $14,070 and issued a declaratory judgment to the effect that we are required to issue to Sands Brothers a warrant to purchase 1,530,020 shares of our common stock pursuant to and in accordance with the terms of the October 9, 1997 letter agreement. Thereafter, we filed a motion in New York state court to set the award aside. On March 16, 2000, the court denied our motion and granted Sands Brothers' petition to confirm the award. We intend to appeal this decision. Investors should be aware, however, that the grounds upon which courts will overturn an arbitration award are limited, in this case essentially to the argument that the arbitrators manifestly disregarded the law and/or exceeded their authority in rendering their award.

     Our ultimate legal and financial liability in this matter, including a range of possible losses with respect to the award, cannot be estimated at this time. To the extent that Sands Brothers receives shares of our common stock for little or no consideration as a result of this arbitration award, our existing shareholders' investment would be proportionately diluted.

We Have Substantial Exposure To Product Liability.

     The use of our products in clinical trials and the commercial sale of our products exposes us to liability claims by consumers and pharmaceutical companies. We have obtained limited product liability insurance of two million dollar per occurrence and total coverage. We cannot be sure that this would be sufficient coverage in the case of any substantial liability claim.

The Price Of Our Shares May Be Volatile.

     There may be wide fluctuation in the price of our shares. Because of this potential volatility, our shares may be an unsuitable investment for investors who might be required to sell the shares at a time when the market price of the shares is depressed. These fluctuations may be caused by several factors including:

     o announcements of research activities and technology innovations or new products by us or our competitors;

     o    changes in market valuation of companies in our industry generally;

     o    variations in operating results;

     o    changes in governmental regulations;

     o results of clinical trials of our products or our competitors' products; and

     o regulatory action or inaction on our products or our competitors' products.

Our Outstanding Special Voting Rights Preferred Stock And Provisions of Our Certificate of Incorporation Could Delay Or Prevent The Acquisition Or Sale Of Generex.

     Holders of our Special Voting Rights Preferred Stock have the ability to prevent any change of control of Generex. Our Vice President of Research and Development, Dr. Pankaj Modi, owns all of our Special Voting Rights Preferred Stock. In addition, our Certificate of Incorporation permits our Board of Directors to designate new series of preferred stock and issue those shares without any vote or action by the shareholders. Such newly authorized and issued shares of preferred stock could contain terms which grant special voting rights to the holders of such shares which make it more difficult to obtain shareholder approval for an acquisition of Generex or increase the cost of any such acquisition.

Future Sales Of Shares By Current Shareholders May Adversely Affect The Price Of Our Stock.

     The market price of our common stock could decline as a result of sales of a large number of shares in the market by Selling Shareholders or other existing shareholders, as well as Placement Warrant holders who receive Placement Warrant Shares in this offering.

We Have Engaged In Numerous Transactions With Our Affiliates.

     We previously have engaged in numerous transactions with our affiliates which were not the result of arms-length negotiations. For that reason, institutional investors and other potential purchasers of our shares may be less willing to do so due to a belief that the terms of these transactions may not be as favorable to Generex as could have been obtained through arms-length negotiations with nonaffiliated parties.

                     AVAILABILITY OF ADDITIONAL INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Our filings are available to the public over the internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Rooms in Washington, D.C., New York, New York and Chicago, Illinois. The Public Reference Room in Washington, D.C. is located at 450 Fifth Street, N.W. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms.

     The SEC allows us to "incorporate by reference" in this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all shares offered by this prospectus are sold:

     o    Annual Report on Form 10-K for the fiscal year ended July 31, 1999.

     o    Quarterly Report on Form 10-Q for the quarter ended October 31, 1999.

     o    Quarterly Report on Form 10-Q for the quarter ended January 31, 2000.

     o    Current Report on Form 8-K filed March 2, 2000.

     o    Current Report on Form 8-K filed March 27, 2000.

     o The description of our common stock contained in our registration statement on Form 10 filed on December 14, 1998, and amended February 24, 1999, including any amendment or report subsequently filed for the purpose of updating the description.

     o All other reports filed in accordance with Section 13(a) or 15(d) of the Securities Exchange Act of 1934 after July 31, 1999.

     This prospectus is part of a registration statement on Form S-3 filed with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about Generex and our common stock. You may request a copy of these filings at no cost. Please direct your requests to Rose C. Perri, Secretary and Chief Operating Officer, 33 Harbor Square, Suite 202, Toronto, Ontario, Canada M5J 2G2 (telephone 416/364-2551).

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.

                                    DILUTION

     Purchasers of common stock offered pursuant to this prospectus will incur dilution in their investment that is approximately equal to the difference between the price which they pay for the shares and the net tangible book value of the shares. On January 31, 2000, our net tangible book value was approximately $6.3 million, or approximately $.41 per share of common stock.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of shares by the Selling Shareholders.

     If holders of Placement Warrants exercise their Warrants in order to resell the placement Warrant Share received upon exercise, we may receive funds from our sale of the Placement Warrant Shares to such holders. The maximum amount we would receive from this source would be approximately $4.2 million, i.e., if all Placement Warrants were exercised for cash. The receipt of funds from our sale of Placement Warrant Shares upon the exercise of Placement Warrants would not eliminate our need for additional financing, even if all Placement Warrants were exercised.

     In addition to exercising their Placement Warrants for cash, holders of Placement Warrant may exercise their Placement Warrants using a "cashless" exercise method. Under this method, a holder may use the "equity value" of his Placement Warrants to exercise other Placement Warrants without paying additional money. The equity value of a Placement Warrant for this purpose is the difference between the market value of our common stock on the date the Placement Warrant is exercised and the exercise price of the Placement Warrant. To illustrate this method, if the market price of our common stock were $15.00 and the exercise price of a Placement Warrant is $7.50, the equity value of the Placement Warrant would be $7.50. In such a case, a holder of such Placement Warrants could use the equity value of one Warrant to pay the exercise price of a second Placement Warrant exercisable at $7.50 per share, i.e., the holder would deliver two Placement Warrants to us for cancellation and we would issue one fully paid share of common stock to the holder. Thus, to the extent that holders of Placement Warrants use the cashless exercise method to exercise their Placement Warrants. The amount that we would receive from exercise and the number of Placement Warrant Shares issued upon exercise of the Placement Warrants would both be reduced.

                              SELLING SHAREHOLDERS

     The following table lists each Selling Shareholder and holder of Placement Warrants and, in addition, sets forth:

     o the number of shares of common stock beneficially owned by each prior to the offering;

     o the number of shares of common stock registered for sale by each in the offering; and

     o the percentage of common stock owned by each after the offering, assuming each sells all of the shares registered for his/her/its benefit.

                                                                                                   Shares Owned
                                             Beneficially                          Placement         After the
                                                Owned           Outstanding         Warrant          Offering/
                                               Prior to            Shares           Shares          Percentage
         Name                                  Offering          Registered       Registered         Of class
         ----                                ------------       -----------       ----------       ------------
Cranshire Capital, L.P.                        324,070             244,657           79,413              *
Keyway Investments, Ltd.                       339,840             260,427           79,413              *
Lionhart Investments Ltd.                      164,704              94,117           70,587              *
Howard Todd Horberg                            102,942              58,824           44,118              *
Steve Levy                                     102,942              58,824           44,118              *
The dotCom Fund LLC                             82,353              47,059           35,294              *
Coleman & Company Securities, Inc.              42,000                   0           42,000              *
Philip C. Puccio, Sr.                           86,178                   0           86,178 (1)          *
Ernest G. Pellegrino                            86,178                   0           86,178 (1)          *
ICN Capital Ltd.                                59,092              59,092                0              *
Zazoff Associates LP                            24,224                   0           20,587 (1)          *
Patrick G. Nolan                                24,224                   0           20,587 (1)          *
Gilford Partners, LP                            18,182              18,182                0              *
Teddy Ishak                                     18,000                   0           18,000              *
James E. Port                                   15,000                   0           15,000              *
James N. Baxter                                  8,182                   0            8,182              *
Barbara Brooks-Baxter                              909                   0              909              *
                                          ------------        ------------       ----------
                                             1,499,020             841,182          650,564

------------
*Less than one percent

(1) Includes, in each case, 11,764 shares issuable upon the exercise of Placement Warrants issued in January 2000, and an additional 8,823 shares that are issuable upon the exercise of warrants that are issuable only upon exercise of the outstanding Placement Warrants.

     Coleman & Company Securities, Inc. and GIA Securities, Inc. have acted as agents for us in connection with the private placement of certain of the securities which may be resold pursuant to this prospectus. Messrs. Puccio, Pellegrino, Ishak and Port are employees of Coleman, and James Baxter and Barbara Brooks-Baxter are employees of GIA. None of the other persons for whose benefit shares are registered for sale now holds or within the past three years has held any office or position with us, or had any material relationship with us other than as an investor.

                              PLAN OF DISTRIBUTION

     Shares of common stock which have been registered for sale by the Selling Shareholders including shares purchased by holders of Placement Warrants and resold pursuant to this prospectus, will be sold by them for their own accounts. We will not receive proceeds from any of these sales.

     Shares registered for sale by the Selling Shareholders may be offered and sold by them from time to time as market conditions permit. These transactions may take place in privately negotiated transactions or in the over the counter market, and may include large block transactions and ordinary brokers' transactions. These transactions may also include sales through one or more broker dealers who acquire and sell these shares as principals. Sales may be at the prevailing market price at the time of the sale, at prices relating to the prevailing market prices, such as at a specified discount from or premium over the market price, or at a negotiated price. Ordinary brokerage commissions may be paid by the sellers in connection with the sales, or the sellers may specifically negotiate brokerage fees or commissions in connection with the sales.

     We are paying all expenses in connection with the registration of the shares to be sold by the Selling Shareholders except that we will not pay any underwriting discounts or selling commissions for any sales by holders of the Selling Shareholders. We also will not pay any transfer taxes or fees or expenses of counsel or other advisors to the Selling Stockholders.


                                  LEGAL MATTERS

     The validity of the issuance of the shares of common stock offered in this prospectus will be passed upon for us by Eckert Seamans Cherin & Mellott, LLC, 1515 Market Street, 9th Floor, Philadelphia, PA 19102. The firm of Eckert Seamans Cherin & Mellott owns 158,172 shares of common stock which it received in payment of legal fees and expenses in 1998 (60,000 shares) and the exercise of warrants in June 1999 (98,172 shares). Members of the firm own additional shares (less than one percent in total) that they purchased from time to time for cash, either from us or in the public market.


                                     EXPERTS

     Our financial statement as of and for the years ended July 31, 1999 and 1998, included in our Annual Report on Form 10-K for the year ended July 31, 1999 (our "1999 10-K") have been audited by Withum Smith & Brown, independent accountants, as set forth in their report on such financial statements. The report on these financial statements contains an explanatory paragraph describing conditions that raise doubt about our ability to continue as a going concern as described in Note 2 to the financial statements.

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

     Our financial statements for the fiscal year ended July 31, 1997, appearing in our 1999 10-K have been audited jointly by Withum, Smith & Brown and Mintz & Partners, independent auditors, as set forth in their report on such financial statements.

     Our financial statements for the years ended July 31, 1999, 1998 and 1997 are incorporated by reference in this prospectus, and elsewhere in the registration statement, in reliance upon the reports of Withum Smith & Brown and Mintz & Partners on the financial statements, given on their authority as experts in accounting and auditing.

                                      -13-